Tutor Perini Corporation
15901 Olden Street
Sylmar, CA 91342
Tel: 818/362-8391 Fax: 818/367-5379
April 20, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, DC 20549
Attn: Ameen Hamady and Kristi Marrone

Re:	Tutor Perini Corporation
Form 10-K for the year ended December 31, 2020
Filed February 24, 2021
File No. 001-06314

Ladies and Gentlemen:

Set forth below are the responses of Tutor Perini Corporation (the “Company”) to the letter dated April 12, 2021 containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission on the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

For ease of reference, the Staff’s comments are reproduced below in bold.

Form 10-K for the year ended December 31, 2020

Note 7. Financial Commitments, page F-27

1.We note the repayment of a portion of the Company's convertible notes that occurred on August 19, 2020. In order to better understand the Company's accounting for this transaction, please tell us the following:
•the amount of consideration attributable to the fair value of the liability component immediately before extinguishment and how you accounted for the difference between the fair value and the carrying value of the liability component that may have resulted in a gain or loss on debt extinguishment. Refer to ASC 470-20-40-20(b);

Response:

In accordance with the requirements of ASC 470-20-40-20(b), upon the repayment of a portion of the Company’s outstanding convertible notes in August 2020, the Company allocated the consideration transferred to the holders between the liability and equity components of the instruments. The amount of the consideration allocated to the fair value of the liability component immediately before extinguishment was $130.5 million with $0.9 million allocated to the equity component. The $7.1 million difference between 1) the consideration allocated to the liability component, and 2) the $123.4 million net carrying amount of the liability component (including $6.7 million of remaining unamortized discount and debt issuance costs) was recognized as part of the loss on extinguishment of debt.

•whether the deferred taxes presented on your table on page F-30 represent the basis difference associated with the liability component that was initially recognized as an adjustment to APIC consistent with the guidance in ASC 470-20-25-27 and when the Company is expecting such temporary difference to reverse; and

Response:

We confirm that the deferred taxes presented on the table on page F-30 represent the basis difference associated with the liability component that was initially recognized as an adjustment to additional paid in capital consistent with the guidance in ASC 470-20-25-27. The related $18.8 million initially recognized as deferred tax liability (“DTL”) for the basis difference has been reduced on a monthly basis (since the issuance of the convertible notes) in conjunction with the amortization of the debt discount. As non-cash interest expense has been recognized each period related to the amortization of the debt discount, a deferred tax benefit has been recognized in earnings as a result of the reduction of the DTL. In addition, as a result of the repurchase of $130.1 million aggregate principal amount of the convertible notes in August 2020, a portion of the remaining unamortized debt discount was written off and, accordingly, $1.6 million of the remaining DTL balance was also reversed and was primarily recognized as deferred tax benefit in earnings with the remainder related to the change in equity component recognized in additional paid in capital. As of December 31, 2020 the remaining DTL associated with the basis difference was $0.6 million.

•what consideration you gave to reversing a portion of the $18.8 million deferred tax liability due to the previous amortization of the debt discount and whether an additional amount should be reversed due the partial redemption of the convertible notes on August 19, 2020. Refer to the example in ASC 470-20-55-71 through 55-82.

Response:

As described in our response to the previous bullet point, the $18.8 million of DTL has been reduced on a monthly basis (since the issuance of the convertible notes) in conjunction with the amortization of the debt discount, and a portion of the DTL was also reduced due to the partial redemption of the convertible notes in August 2020.

Please feel free to contact me at 818/362-8391 if you have any questions.

Sincerely,

/s/ Gary G. Smalley
Gary G. Smalley
Executive Vice President and Chief Financial Officer
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